                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-27604
                   NOTIFICATION OF LATE FILING OF FORM 10-KSB

                       For Period Ended: December 31, 1998
                                         -------------------------

                         Part 1. Registrant Information

                            PICK COMMUNICATIONS CORP.
                            -------------------------
                            (Full name of registrant)

                       155 Route 46 West, Wayne, NJ, 07470
                       -----------------------------------
                     (Address of Principal executive office)


                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               Part III. Narrative

          As the Company has changed its Chief Financial Officer since its last Form 10-Q, the Company needs more time to properly complete its Form 10-K for the fiscal year ended December 31, 1998.

                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

                  Diego Leiva                          (973) 812-7425
                  -----------                          --------------
                     (Name)                           (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [x] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [ x ] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Although final audited results of operations are not yet available, the Company expects to report revenues of approximately $9.8 million for 1998 as compared to $9.0 million in 1997, with an anticipated loss of up to approximately $26 million in 1998, as opposed to $9.5 million in 1997. The loss resulted primarily from an $11 million deficit in cost of telephone time purchased as compared to sales, as the Company curtailed such operations during 1998 before installing its own switches, and approximately $10 million in costs of securities issued in connection with financing transactions and payment for services.

                            PICK COMMUNICATIONS CORP.
                            -------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: April 1, 1999                         By:    /s/   Diego Leiva
                                                --------------------------------
                                            Name: Diego Leiva
                                            Title: President

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed and printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
                              ---

                            PICK COMMUNICATIONS CORP.
                  155 Route 46 West, Wayne Interchange Plaza II
                                 Wayne, NJ 07470


                                  April 1, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:    Filing Desk


         Re:      PICK Communications Corp.
                  Form 12b-25--Form 10-K (SEC File No. 0-27604)


Ladies and Gentlemen:

        On behalf of PICK Communications Corp. (the "Company"), transmitted herewith is a Form 12b-25 Notification of Late Filing of the Company's Annual Report on Form 10-K (the "Form 10-K") for the fiscal year ended December 31, 1998. The Form 10-K was due on March 31, 1999, ninety (90) days from the end of the fiscal year.


                                              Very truly yours,


                                              By:   /s/ Diego Leiva
                                                    ------------------------
                                              Name: Diego Leiva
                                              Title: President